Exhibit 12.1
Del Monte Foods Company and Subsidiaries
Statement Re: Computation of Earnings to Fixed Charges

	Fiscal Year					Three Months Ended
	2005	2004	2003	2002	2001	July 31, 2005	August 1, 2004
		(In millions, except ratio)
Earnings:
Consolidated pre-tax income (loss)	$190.3	$251.2	$195.4	$255.9	$(37.1)	$26.2	$13.9
Interest expense	130.8	129.0	45.3	—	—	21.2	24.6
Interest portion of rent expense(a)	17.1	16.5	15.7	4.1	1.7	5.4	5.2

Earnings (loss)	$338.2	$396.7	$256.4	$260.0	$(35.4)	$52.8	$43.7

Fixed Charges:
Interest expense	$130.8	$129.0	$45.3	—	—	$21.2	$24.6
Interest portion of rent expense(a)	17.1	16.5	15.7	4.1	1.7	5.4	5.2

Fixed charges	$147.9	$145.5	$61.0	$4.1	$1.7	$26.6	$29.8

Fixed Charge Ratio:
Ratio of earnings to fixed charges	2.3x	2.7x	4.2x	63.4x	n/a	2.0x	1.5x
Deficiency of earnings to cover fixed charges	n/a	n/a	n/a	n/a	$37.1	n/a	n/a
(a) Interest portion of rent expense is assumed equal to 33% of operating lease expense for the period.